Mail Stop 3561

April 9, 2008

By U.S. Mail and facsimile to 417-829-5861

Mr. Gregory L. Henslee
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

> **Re:** **O'Reilly Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **File No. 000-21318**

Dear Mr. Henslee:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18 (Annual Report to Shareholders)

1.   Please include an overview that discusses the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Definitive Proxy on Schedule 14A

Compensation of Executive Officers, page 10

Compensation Discussion and Analysis, page 10

Overview of Our Compensation Programs, page 10

2.   You indicate that your human resources department provides the compensation committee with industry benchmark information. Please clarify how this information is used in making compensation decisions. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. See Item 402(b)(2)(xiv) of Regulation S-K.

Bonuses, page 10; Long-Term, Stock-Based Incentives, page 11

3.   You refer to targets and performance goals. You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your executive officers to earn their annual bonuses and long-term stock-based incentives. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If part of the compensation is based upon qualitative performance factors, please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

4.   You indicate that individual contribution, responsibility and performance is an important factor in determining bonuses to senior management other than the Chairman of the Board, Chief Executive Office, Chief Operating Officer, and Chief Financial Officer. Please discuss how the specific forms of compensation are structured and implemented to reflect senior management's individual performance and/or individual contribution to the company's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Signatures, page 20

5.   The Form 10-K must also be signed by your controller or principal accounting officer. Please tell us if Mr. McFall signed in that capacity. See General Instruction D to Form 10-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director